Filed by Trane Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6 under

the Securities Exchange Act of 1934

Subject Company: Trane Inc.

Commission File No.: 1-11415

The following is information provided to Trane employees on June 3, 2008.

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Q&A for June 3

1.	With regard to the Savings Plan/Employee Stock Ownership Plan and 401(k)/Thrift Plan, will I be able to roll over my balance in the Trane Unit Stock Fund to other investment options?

No. Your account balance in the Trane Unit Stock Fund is made up of company contributions. Company contributions to the plans can’t be withdrawn or rolled over until you terminate employment.

2.	For the Savings Plan/Employee Stock Ownership Plan and 401(k)/Thrift Plan, does the blackout period take place during the 15 to 30 business days during which the cash proceeds are transitioning to IR stock?

No. The transition process in which cash proceeds are used to purchase IR stock begins after the blackout period has been lifted. The blackout is expected to begin the week of June 2 and continue into the week of June 9. Once the blackout ends, you may diversify your account balance in Transitional Unit Fund (which includes both the cash and IR stock component) at any time.

3.	For the Savings Plan/Employee Stock Ownership Plan and 401(k)/Thrift Plan, can I access the plans’ various fund options during the transitional period?

Yes, once the blackout period ends, you may diversify your account balances in the Transitional Unit Fund and/or IR Unit Stock fund at any time during this 15 to 30 day period. Once the transitional period ends and the Transitional Unit Fund is merged into the IR Unit Stock Fund, you can continue to diversify at any time. You may also conduct any of the usual transactions during that time, such as loans, changing investment elections pertaining to your own contributions and changing the percentage you contribute.

You will face certain restrictions only during the blackout period, expected to begin the week of June 2 and continue into the week of June 9. As a reminder, during the blackout period, there are certain transactions you cannot perform. Refer to the revised blackout notice dated May 19 for details.

4.	The letter about the Savings Plan/Employee Stock Ownership Plan and 401(k)/Thrift Plan references two terms: cash proceeds and cash position. Are these terms interchangeable? If not, what is the difference?

These are two different terms with different usage, as follows:

Cash position refers to the amount of cash that makes up the unitized funds. As a reminder, the Trane Unit Stock Fund is unitized, which means it has two components: company stock and a small percentage in cash (or short-term investments) that provides liquidity for distributions and diversification out of the fund. The cash position – the portion that is cash – can vary. The Fund’s current cash target is 4 percent of the Fund’s value.

Upon the sale, a portion of the Trane stock will be converted into cash and a portion will be converted into IR stock. The portion that is converted into cash will be “cash proceeds”. As with all other Trane shareowners, you will receive $36.50 in cash and .23 shares of IR stock for every share of Trane stock in your account. The cash proceeds will be held in the Transitional Unit Fund, while the stock will go to the IR Unit Stock Fund. Over a 15 to 30 day period, those cash proceeds in the Transitional Unit Fund will be used to purchase additional shares of IR stock, unless you transfer your account balance in the Transitional Unit Fund to other investment eligible options within the plans.

5.	Does IR have paid maternity leave for U.S. employees?

Ingersoll Rand offers salary continuance and short-term disability benefits, which are paid for a certain period of time while an employee is disabled. Ingersoll Rand considers any employee who is on maternity leave to be disabled, and therefore, will be eligible for either salary continuance or short-term disability benefits, provided that all eligibility criteria have been met. Trane employees will continue to follow their current short-term disability plan until further notice.

6.	I will vest in the Trane ESOP and Savings Plan on June 26, 2009; does the acquisition change this date?

No. Following the closing of the sale and until further notice, Trane employees will remain in the Trane ESOP and Savings Plan, subject to the rules governing those plans. As such, vesting rules will not change; nor does your vesting date.

7.	With the sale of Trane to IR, will the Social Security (Fed OASDI/EE tax as listed on our paycheck) be reset to zero and start over again as it would be if we changed employers?

No, unless specific arrangements are made otherwise, you will remain employed by Trane (as a subsidiary of Ingersoll Rand) after the sale, all payroll deductions to date, such as Social Security and, for that matter, contributions to the Savings Plan, will transfer. Amounts will continue to accrue through the balance of the year and are subject to Federal limits as they would have prior to the sale.

8.	Can you tell me if Ingersoll Rand matches up to $5,000 through its matching gift program?

Ingersoll-Rand Charitable Foundation will match contributions to universities, colleges and secondary schools made by eligible persons up to an annual, aggregate maximum of $15,000. Universities and colleges include regular four-year course institutions, graduate and professional schools, junior and community colleges and technical schools. Secondary schools include privately endowed or supported schools accredited by state or local jurisdictions to provide qualified instruction to children.

However, Trane employees will continue to participate in the Trane Matching Gifts program until all benefit programs and policies have been integrated. That plan matches up to $5,000, and excludes secondary schools. As part of the integration process, Ingersoll Rand is currently evaluating all benefit programs, including the matching gifts program, and will communicate in advance of any changes.

9.

I have money set aside by Trane in a retiree medical account. What will happen to this account following the sale? Does Ingersoll Rand have a similar plan? As of the date of close, you will continue to be eligible based on your retiree medical election under the Retirement Choice program. However, as part of the integration process, Ingersoll Rand is currently evaluating all benefit programs including the Retiree Medical Subsidy Account and will communicate any changes in advance. Ingersoll Rand does not have a Retiree Medical Subsidy Account.

10.	Does IR stock pay dividends?

Yes. As with many public companies, Ingersoll Rand pays dividends, based on the financial circumstances of the company and whether the Board of Directors declares a dividend for a particular quarter. Over the years, Ingersoll Rand has consistently declared quarterly dividend payments to shareholders since 1919 and has consistently declared annual dividends to shareholders since 1910.

11.	Once the sale is final, will Ingersoll Rand continue to match employee contributions to the United Way?

Ingersoll Rand has for many years supported the United Way and plans to continue to do so by matching employee contributions on a dollar-for-dollar basis.

12.	What is Ingersoll Rand’s green card policy for employees who are foreign nationals on HB-1 and L-1 work Visas?

Just like Trane, Ingersoll Rand has a green card policy, authorization process and pro-rated repayment contract for legal services if the candidate voluntarily resigns from the company within a certain period of time after gaining permanent residency status. We sponsor both L-1 transferees and H-1B professionals. Sponsorship is based on business necessity.

A legal analysis of each individual’s situation is done to determine the best course of action to achieve success. After the sale, we will align both Trane and Ingersoll Rand policies into a single policy, process and contract that will be communicated to those affected.

13.	Is it possible to transfer from one side of the company to the other, like Trane to Ingersoll Rand? Yes, and many such transfers are planned pending the closing of the acquisition. After the sale is complete, all Trane employees will have the opportunity to seek employment within the Ingersoll Rand group of companies, just as they can apply for jobs within Trane today. More information on this process will be communicated as soon as possible.

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This document contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions and other statements including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions. Such statements are based upon the current beliefs and expectations of the management of Ingersoll-Rand Company Limited (“Ingersoll Rand”) and Trane Inc. (“Trane”) and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. The following factors, among others, could cause or contribute to such material differences: failure to satisfy any of the conditions of closing, including the failure to obtain Trane shareholder approval; the risks that Ingersoll Rand’s and Trane’s businesses will not be integrated successfully; the risk that Ingersoll Rand and Trane will not realize estimated cost savings and synergies; costs relating to the proposed transaction; disruption from the transaction making it more difficult to maintain relationships with customers, employees, distributors or suppliers; the level of end market activity in Ingersoll Rand’s and Trane’s commercial and residential market; weather conditions that could negatively or positively affect business and results of operations; additional developments which may occur that could affect Ingersoll Rand’s or Trane’s estimate of asbestos liabilities and recoveries; unpredictable difficulties or delays in the development of new product technology; fluctuations in pricing of our products, the competitive environment and related market conditions; changes in law or different interpretations of laws that may affect Ingersoll Rand’s or Trane’s expected effective tax rate; increased regulation and related litigation; access to capital; and actions of domestic and foreign governments. Additional factors that could cause Ingersoll Rand’s and Trane’s results to differ materially from those described in the forward-looking statements can be found in the 2007 Annual Report on Form 10-K of Ingersoll Rand and the 2007 Annual Report on Form 10-K of Trane filed with the Securities and Exchange Commission (the “SEC”) and other documents filed by Ingersoll Rand and Trane, and available at the SEC’s Internet site (http://www.sec.gov). Neither Ingersoll Rand nor Trane undertakes any obligation to update any forward-looking statements to reflect circumstances or events that occur after the date on which such statements were made.

In connection with the proposed merger transaction involving Ingersoll Rand, Trane and Indian Merger Sub, Inc., Ingersoll Rand has filed a registration statement on Form S-4 containing a proxy statement/prospectus for shareholders of Trane with the SEC, and Ingersoll Rand and Trane may be filing other documents regarding the proposed transaction with the SEC as well. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION, AS WELL AS THE OTHER DOCUMENTS REFERRED TO IN THE PROXY STATEMENT/PROSPECTUS CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The definitive proxy statement/prospectus has been mailed to Trane’s shareholders. Shareholders may obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about Ingersoll Rand and Trane, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that are incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to Ingersoll-Rand Company Limited, P.O. Box 0445, 155 Chestnut Ridge Road, Montvale, NJ 07645 Attention: Investor Relations, (201) 573-0123, or to Trane Inc., One Centennial Avenue, Piscataway, NJ 08855 Attention: Investor Relations, (732) 980-6125.

Ingersoll Rand, Trane and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Ingersoll Rand’s directors and executive officers is available in Ingersoll Rand’s proxy statement for its 2008 annual meeting of stockholders and Ingersoll Rand’s 2007 Annual Report on Form 10-K, which were filed with the SEC on April 16, 2008 and February 29, 2008, respectively, and information regarding Trane’s directors and executive officers is available in Trane’s 2007 Annual Report on Form 10-K, which was filed with the SEC on February 20, 2008. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the proxy statement/prospectus and other materials referred to in the proxy statement/prospectus.

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